Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION of RATIO of EARNINGS to FIXED CHARGES

(in millions, except ratio amounts)

(Unaudited)

	Year Ended December 31,
	2002	2001	2000
Earnings:
Pre-tax income	$1,216	$1,173	$1,585
Add:
Interest and fixed charges, excluding capitalized interest	428	463	453
Portion of rent under long-term operating leases representative of an interest factor	178	173	167
Distributed income of investees accounted for under the equity method	3	5	46
Amortization of capitalized interest	8	7	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	17	23	18

Total earnings available for fixed charges	$1,816	$1,798	$2,239

Fixed charges:
Interest and fixed charges	$441	$477	$481
Portion of rent under long-term operating leases representative of an interest factor	178	173	167

Total fixed charges	$619	$650	$648

Ratio of earnings to fixed charges	2.93 x	2.77 x	3.46 x

Certain prior period amounts have been reclassified to conform with the current period presentation.